EXHIBIT A

TWO ROADS SHARED TRUST

INVESTOR CLASS

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Adopted: October 18, 2016

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Hanlon Managed Income Fund	1.00%
Hanlon Tactical Dividend and Momentum Fund	1.00%
Holbrook Income Fund	1.00%
RVX Emerging Markets Equity Opportunity Fund	0.25%